UNITED STATES OF AMERICA
BEFORE THE SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

File No 70-9021

REPORT FOR PERIOD

January 1, 2005 to March 31, 2005

PURSUANT TO RULE 24

HOLDING COMPANY ACT RELEASE NO. 26864 and 26962

In the matter of:

AMERICAN ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY COMPANIES

1) Aggregate Investment, for which there is recouse to AEP Co., Inc., in Exempt Wholesale Generators (EWG) and Foreign Utility Companies (FUCO)

(in millions)
EWG Investment	$88
FUCO Investment	123
Total Aggregate Investment in EWG's and FUCO's	$211

Components of statement of aggregate investment in EWG and FUCO’s are filed under confidential treatment pursuant to Rule 104(b).

2) Aggregate Investment as a Percentage of the Following Items:

	(in millions)%
Total Capitalization	$20,707	*	1.0%
Net Utility Plant	21,692		1.0%
Total Assets	35,097		0.6%
Market Value of Common Equity	13,077		1.6%

*Includes Long-term Debt Due Within One Year and Short-term Debt.

3) Consolidated Capitalization Ratio

	(in millions)%
Short-term Debt	$19
Long-term Debt	12,359	*
Total Debt	12,378		59.8%

Preferred Stock Not Subject to Mandatory Redemption	61		0.3%

Common Stock	2,635
Paid-in Capital	3,786
Accumulated Other Comprehensive Income (Loss)	(394)
Retained Earnings	2,241
Total Common Equity	8,268		39.9%
Total Capitalization	$20,707		100.0%

* Includes Long-term Debt Due Within One Year.

4) Market-to-book Ratio of AEP Common Stock

Closing Market Price per Share	$34.06
Book Value per Share	$21.53
Market-to-book Ratio of Common Stock	158.2%

5) Analysis of Growth in Retained Earnings

   Statement of analysis of growth in retained earnings is filed under confidential treatment pursuant Rule 104(b).

6) Statement of Revenues and Net Income for each EWG and FUCO

   Statement of revenues and net income for the following EWG’s and FUCO’s are filed under confidential treatment pursuant to Rule 104(b):

      Pacific Hydro Ltd.
      InterGen Denmark, Aps
      Trent Wind Farm, Limited Partnership
      Desert Sky Wind Farm LP